HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
May 21, 2026

3Dadvantage

**Diversified Dynamic Directional US
Momentum-based Market Exposure**

HSBC 3D Advantage Index

The HSBC 3D Advantage Index ("3D Advantage") references the HSBC 3D Edge Index – a next generation, rules-based asset allocation strategy that invests across US Large-Cap Equity Futures and US Treasury Bond Futures with the objective of delivering smooth and steady returns over time.

Key Features



Diversified

Combines exposure to US equities and US bonds to seek an attractive level of return for a given level of risk.



Dynamic Signals

Measures market stress in US equity and US bond markets on a daily basis.



Directional Exposure

Has the potential to generate positive performance regardless of whether US equity and US bond prices are appreciating or depreciating, which may result in better performance relative to long-only multi-asset indices.



Constructing a diversified portfolio for the 21st century

Investible indices have evolved in recent years. Originally, these indices sought to provide investors with long-only exposure to a particular asset class, meaning the performance of the index would be based off any upward or downward market movement.

Over time, this approach also evolved to include long-only exposures to multiple assets in an attempt to mitigate concentration risk and improve risk adjusted returns.

However, as we have seen over recent years, even combining long-only exposures to multiple asset classes may not be sufficiently diversified to generate consistent returns in a modern world of changing interest rates, geopolitical fears, and equity market volatility.

Investors seeking stable and persistent risk-adjusted returns may benefit from 3D Advantage's agile investment process. The process utilizes market indicators and the latest in index technology to dynamically shift the directional exposure of its portfolio components daily in an effort to stabilize the portfolio during times of elevated volatility, amongst other factors indicative of market stress. This approach seeks to potentially generate positive performance whether equities or bonds are becoming more or less expensive. An additional feature allows 3D Advantage to dynamically allocate its exposure to this core strategy, based on whether it is displaying positive or negative momentum.



3Dadvantage

How the 3D Advantage Index Works

Diversification of Assets

3D Advantage referenced The 3D Edge Index, which tracks a synthetic investment in the HSBC 3D Edge Base Index ("Base Index") net of embedded fees and costs. The Base Index tracks a weighted basket of two sub-index components, net of fees, designed to provide broad based exposure to:



40%
US Large Cap Equity Futures,
net of fees and costs.

60%
US 10Yr Treasury Bonds,
net of fees and costs.

Dynamic Signals

On a daily basis, signals designed to detect market stress monitor US Large Cap Equity and US 10Yr Treasury market trends:



Price Trends

Volatility

Bond Yield Trends

Bond Yield Spread



The US Equities signals measure US Equity price trends and monitor short-term volatility.



The US Bond signals measure US Bonds Yield trends and monitor the inflation-adjusted spread between long-term and short-term bond yields.

Directional Exposure

The directional exposure to each index component will default to long but can shift to short on any day if the Dynamic Signals indicate market stress in either asset:



 – the dynamic directional shift from long to short in equities will only occur on days when both US equity price trends are negative AND short-term equity volatility spikes.

US Bonds – the dynamic directional shift from long to short in bonds will only occur on days when both US bond yields are rising AND the yield curve is inverted such that investors are not being compensated for holding longer tenor bonds with greater inflation and interest rate risk.

3

3D Advantage references 3D Edge, which is designed to ensure that its volatility does not exceed a 5% volatility target. If the volatility is less than 5%, its allocation to the Base Index may be up to 100%. If the volatility is greater than 5%, its allocation to the Base Index may be reduced.

Momentum

3D Advantage references 3D Edge, dynamically adjusting its daily exposure based on momentum investing principles.

 3D Advantage will have a heavier allocation to 3D Edge when it has been performing well (positive momentum) and a lighter allocation when it hasn't been performing as well (negative momentum).

These observations are made over an extended time window, meaning 3D Advantage's momentum investments are based on longer-term trends rather than single, noisy days.

Performance: Hypothetical & Historical

The HSBC 3D Advantage Index would have provided growth through a variety environments due in part to its Diversified, Dynamic, Directional methodology, designed to shift its exposure to US Equities and Bonds Markets from Long to Short if its Dynamic Signals indicate market stress in either asset, while deploying momentum-investment principles. While real-time calculations began on February 19, 2026, the graph below illustrates how 3D Advantage would have provided long-term positive returns with low volatility.



240%
220%
200%
180%
160%
140%
120%
100%
80%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Exposure of 3D Advantage to 3D Edge
HSBC 3D Advantage Index
S&P 500 RC 5% Index

HSBC 3D Advantage Index	**3.98%** Compound Annual Return	**S&P 500 RC 5% Index**	**3.01%** Compound Annual Return

Key Statistics and Characteristics

Annualized Index Returns as of 4/30/2026	HSBC 3D Advantage Index	S&P 500 RC 5% Index
YTD	-1.68%	0.66%
3Y	1.56%	3.90%
5Y	3.28%	2.50%
10Y	3.23%	3.91%
Full Period	3.98%	3.01%
Annualized Volatility	4.24%	5.07%
Sharpe Ratio	0.78%	0.59%

	HSBC 3D Advantage Index
Bloomberg Ticker	ADV3D
Asset Class	Equities & Bonds
Geographical Focus	United States
Launch Date	February 19, 2026
Type of Return	Excess Return
Index Sponsor	HSBC Bank Plc
Calculation Agent	MerQube, Inc
Adjustment Factor1	0.75% p.a.

For latest performance data, please visit the HSBC 3D Advantage Website: https://indices.gbm.hsbc.com/indices/adv3d

1 HSBC 3D Advantage Index values shown here, and as calculated and published by MerQube UK Limited, are net of the 0.75% p.a. Adjustment Factor, or decrement.

Data from 01/03/2007 to 04/30/2026. Past performance is no indication of future performance. The HSBC 3D Advantage Index was launched on February 19,2026 and therefore has limited historical performance. See "Important Disclaimer Information – Use of Simulated Returns" in this document.

Risk Factors & Disclaimers

Risks Associated with the HSBC 3D Advantage Index (the "ADV3D Index")

The strategy tracked by the ADV3D Index and the views implicit in the ADV3D Index are not guaranteed to succeed.

The strategy tracked by the ADV3D Index is not guaranteed to be successful. It is impossible to predict whether and the extent to which the ADV3D Index, the HSBC 3D Edge Index (the "HSIE3EDG Index"), the HSBC 3D Edge Base Index (the "Base Index") or its constituents will yield positive or negative results. You should seek your own advice as necessary to assess the ADV3D Index and its strategy.

The ADV3D Index provides exposure, adjusted based on a "momentum" strategy, to the performance of the HSIE3EDG Index. Momentum investing generally seeks to benefit from positive trends in the price of an underlying asset by allocating more exposure to an underlying asset when its current level is higher relative to a past benchmark level, and allocating less exposure to an underlying asset when it is displaying a negative trend. In this case, the underlying asset tracked by the ADV3D Index is the HSIE3EDG Index. Generally, the ADV3D Index allocates more exposure to the HSIE3EDG Index on days where the HSIE3EDG Index has appreciated or remained the same as compared to the level of the HSIE3EDG Index six months prior, and allocates less exposure when the HSIE3EDG Index has depreciated. There is no guarantee that a momentum strategy, including the one employed by the ADV3D Index, will successfully predict trends or outperform a strategy that provides fixed exposure to the same underlying assets. Accordingly, the ADV3D Index may not successfully capture the momentum it seeks to identify and may underperform the HSIE3EDG Index.

The ADV3D Index attempts to identify momentum (and then adjust its exposure to the HSIE3EDG Index) based on a fixed observation period. There is no assurance that the relevant observation period will be more effective than any other observation period, and the performance of the ADV3D Index may have been more favorable if an alternative observation period were used in its calculation.

There can also be no guarantee that the strategy tracked by the HSIE3EDG Index will succeed. The HSIE3EDG Index aims to provide a hypothetical exposure to the performance of the Base Index with a rules-based volatility control mechanism that aims to control the volatility of the HSIE3EDG Index based on a pre-defined target level. By seeking to maintain a predetermined level of volatility, the HSIE3EDG Index may underperform an alternative strategy that seeks to maintain a higher or lower volatility or an alternative strategy that does not seek to maintain a level volatility. The volatility control mechanism also includes an aggregate limit on exposure, regardless of the observed volatility of the Base Index. These provisions may limit the ability of the HSIE3EDG Index to adjust to market conditions or to participate in favorable Base Index performance and may cause the HSIE3EDG Index to underperform another strategy that is not subject to these or similar conditions. Any underperformance of the HSIE3EDG Index will negatively affect the performance of the ADV3D Index.

It is impossible to predict and list all factors and events that may impact the ADV3D Index, the HSIE3EDG Index and the Base Index positively or negatively. Conditions in particular markets, as well as overall market and macroeconomic conditions and other events and circumstances, may affect the ADV3D Index, the HSIE3EDG Index and the Base Index in different ways. Moreover, market or other conditions or events may cause the ADV3D Index, the HSIE3EDG Index and the Base Index to act in unanticipated ways, which could adversely affect the ADV3D Index performance and, therefore, your return on any structured product investment linked to the ADV3D Index. Certain disruption or extraordinary events may also require the Index Sponsor (which is us) to adjust or terminate the ADV3D Index, the HSIE3EDG Index or the Base Index (of which we are also the index sponsor), which could adversely affect the ADV3D Index performance and the return on any structured product investment linked to the ADV3D Index.

No assurance can be given that the investment strategies on which each of the ADV3D Index, the HSIE3EDG Index and the Base Index are based will be successful, that the ADV3D Index will outperform any alternative strategy that might be employed in respect of the HSIE3EDG Index, that the HSIE3EDG Index will outperform any alternative strategy that might be employed in respect of the Base Index or that the Base Index will outperform any alternative strategy that might be employed in respect of its components.

The momentum strategy employed by the ADV3D Index may cause it to underperform the HSIE3EDG Index.

The ADV3D Index provides exposure, adjusted based on a momentum strategy, to the HSIE3EDG Index. The use of a momentum strategy, and the underlying investment views implicit in such a strategy, is not guaranteed to succeed. A momentum strategy generally aims to capture returns from persistent trends in the levels of applicable underlying assets. While such trends can at times contribute to strong performance, they also introduce significant risk. During certain market conditions, a momentum strategy such as the ADV3D Index may fail to fully realize short-term gains and may magnify short-term losses. If future market conditions do not represent a continuation of prior observed trends, the level of the ADV3D Index, which is rebalanced based on prior trends, may decline or fail to appreciate.

Additionally, because there are embedded fees and costs associated with any "uninvested" amounts on days on which the ADV3D Index is not fully "invested" in the HSIE3EDG Index, the ADV3D Index will underperform the HSIE3EDG Index unless its strategy performs sufficiently well to overcome the negative effect of the embedded fees and costs on the level of the ADV3D Index.

The HSIE3EDG Index may underperform the Base Index.

The HSIE3EDG Index is intended to provide volatility-adjusted exposure to the Base Index. The HSIE3EDG Index temporarily increases exposure to the Base Index when volatility is lower and decreases exposure to the Base Index when the volatility is higher. The underlying investment thesis, which may or may not prove to be accurate, is that decreasing exposure to the Base Index during periods of increased volatility will limit the HSIE3EDG Index's participation in rapid downturns in the Base Index.

Risk Factors & Disclaimers

However, decreasing exposure to the Base Index during periods of increased volatility will also limit the HSIE3EDG Index's participation in rapid growth of the Base Index. There can be no assurance that the HSIE3EDG Index's investment thesis will prove correct or that the HSIE3EDG Index will effectively implement its investment thesis. Additionally, because there are embedded fees and costs and the decrement feature, the HSIE3EDG Index will underperform the Base Index unless its strategy performs sufficiently well to overcome the negative effect of the embedded fees and costs and decrement on the level of the HSIE3EDG Index. The exposure of the HSIE3EDG Index to the Base Index and the Underlying Indices may adversely affect the performance of the HSIE3EDG Index on any given day, and may therefore adversely affect the performance of the ADV3D Index and the value of any structured product investment linked to the ADV3D Index.

Embedded fees and costs, including embedded fees and costs associated with the HSIE3EDG Index and the Base Index, will reduce the performance of the ADV3D Index.

The level of the ADV3D Index will reflect a holding cost (the "Holding Cost") deduction of 0.75% per annum, deducted daily from the performance of ADV3D Index based on any "uninvested" amounts when the ADV3D Index is not fully exposed to the performance of the HSIE3EDG Index. During periods when the ADV3D Index has decreased its exposure to the HSIE3EDG Index, the ADV3D Index will have more "uninvested" funds, which would thereby reflect greater Holding Costs.

In addition, the HSIE3EDG Index is subject to its own embedded costs and fees. The HSIE3EDG Index includes a decrement feature, whereby a daily deduction of 0.75% of the HSIE3EDG Index level ("Decrement Fee") is deducted daily from its performance as part of the calculation of the HSIE3EDG Index level. The level of the Base Index must increase by an amount sufficient to offset the decrement in order for the HSIE3EDG Index to display a positive return. Accordingly, the level of the HSIE3EDG Index may decline even if the constituents of the Base Index appreciate. The decrement will adversely affect the performance of the HSIE3EDG Index in all cases, whether the Base Index appreciates or depreciates.

Because the exposure of the ADV3D Index to the HSIE3EDG Index and therefore its Decrement Fee deduction is based on the Momentum Weight (as defined in the ADV3D Index description) and the amount of Holding Cost deduction is based on the result of one minus the Momentum Weight, the total Holding Cost and Decrement Fee deduction reflected in the level of the ADV3D Index does not exceed 0.75% per annum.

Additionally, the Base Index and the indices referenced in the calculation of the Base Index, including the constituent sub-indices of the indices referenced in the calculation of the Base Index (together, the "Underlying Indices" and each, an "Underlying Index"), are also adjusted to reflect embedded fees and costs. Because reductions are made from each of the ADV3D Index, HSIE3EDG Index and Underlying Indices, the deductions will have a compounding effect on the performance of the ADV3D Index. These fees will offset, in whole or in part, any positive performance and increase any negative performance of each of the HSIE3EDG Index, the Base Index, and Underlying Indices. The level of the HSIE3EDG Index, the Base Index and the Underlying Indices must, as a result, increase by an amount sufficient to offset the fees and costs in order for the ADV3D Index to display a positive return. There can be no assurance that such an

increase will occur.

The total amount of embedded fees in each of the ADV3D Index, HSIE3EDG Index, Base Index and Underlying Indices are not predictable at the issuance of any structured product investment linked to the ADV3D Index and will depend on a number of factors, including the performance of the ADV3D Index, the HSIE3EDG Index, the Base Index and Underlying Indices, among other matters. As a result, it is not possible to predict at the time of issuance of any structured product investment linked to the ADV3D Index the amount of the increase in the ADV3D Index, the HSIE3EDG Index, the Base Index, or the Underlying Indices (in each case, before taking into account such embedded fees and costs) that would be necessary to offset such fees and costs and to result in a positive return on your investment.

Moreover, the daily rebalancing of the HSIE3EDG Index is likely to increase the embedded costs, which are based, in part, on hypothetical transaction activity corresponding to the daily rebalancing of the HSIE3EDG Index's exposure to the Base Index. Similarly, daily adjustments to the Underlying Indices will increase the embedded costs in the Underlying Indices which are also based, in part, on hypothetical transaction activity. The embedded fees may also exceed than the costs incurred as a result of actual transaction activity. The daily rebalancing of the HSIE3EDG Index and Underlying Indices will adversely affect the performance of the HSIE3EDG Index and, therefore, the ADV3D Index and the value of any structured product investment linked to the ADV3D Index.

The HSIE3EDG Index may not approximate its target volatility.

The HSIE3EDG Index seeks to maintain a target volatility by dynamically adjusting its exposure to the Base Index on a daily basis, subject to a maximum exposure of 100%. Similarly, the HSBC Dynamic US Equity 15% VC Index (the "Equity Sub-Index") also seeks to maintain a target volatility by dynamically adjusting its exposure to its respective underlying index. These adjustments are made based on historic volatility, and there is no guarantee that trends exhibited by any such measures will continue in the future. The volatility of a portfolio on any day may change quickly and unexpectedly. There can be no assurance that the volatility control mechanism employed by the HSIE3EDG Index will be the most effective way to accurately assess volatility or to predict patterns of volatility. There can also be no assurance that the HSIE3EDG Index will achieve its target volatility.

Historical volatility may be a poor indicator of future volatility.

The ADV3D Index is exposed to the HSIE3EDG Index, which itself seeks to take on a defined and limited degree of expected risk by allocating exposure to the Base Index with an expected risk close to a pre-defined target level. Similarly, the Equity Sub-Index also seeks to take on a defined and limited degree of expected risk by allocating exposure to its underlying index with an expected risk close to a pre-defined target level. Each of the HSIE3EDG Index and Equity Sub-Index measures the expected risk of its portfolio based on historical volatility. There can be no assurance that the historical volatility of a portfolio will be indicative of future volatility. In addition, other potential measures of volatility, such as implied volatility, may be more predictive of future volatility than historical volatility. As a result, the measure of expected risk used by the HSIE3EDG Index and Equity Sub-Index may be less accurate than other measures that could have been used.

The volatility control mechanism may negatively impact the performance of the HSIE3EDG Index and thereby negatively impact the performance of the ADV3D Index.

The HSIE3EDG Index and Equity Sub-Index each employ a rules-based volatility control mechanism that aims to control volatility close to a pre-defined target level. By seeking to maintain a predetermined level of volatility, the HSIE3EDG Index and Equity Sub-Index may each underperform an alternative strategy that seeks to maintain a higher or lower volatility or an alternative strategy that does not seek to maintain a level volatility. The volatility control mechanisms also include aggregate limits on exposure, regardless of the observed volatility. These provisions may limit the ability to adjust to market conditions or to participate in favorable performance of constituents and, accordingly, may cause the HSIE3EDG Index, and therefore the ADV3D Index, to underperform another strategy that is not subject to these or similar conditions.

There can be no guarantee that the method by which volatility is determined will be effective; exponentially weighted moving averages place greater emphasis on more recent levels.

Certain volatility measures referenced in the calculation of the Underlying Indices are determined based on exponentially weighted moving average levels of reference measures. The exponentially weighted moving average is a type of moving average in which greater emphasis is given to more recent history by weighting each input according to the relevant decay factor with more recent values receiving a higher weighting than more distant values. Moving average itself is a concept in which an average value is obtained for a value observed at a specific frequency during a particular period, and this average "moves" every day to record the average daily return for the specified period. An exponentially weighted moving average will react more quickly to recent changes than a simple moving average.

There can be no guarantee that the method by which volatility is determined for purposes of calculating the Underlying Indices (including whether determined using an exponentially weighted moving average, simple average or otherwise) will be effective or achieve the intended results. Alternative methods of calculating volatility could produce more effective results.

The Momentum Signals employed by the ADV3D Index and the Signals employed by the Underlying Indices may be less accurate or result in less favorable performance that other alternatives.

The exposure of the ADV3D Index to the HSIE3EDG Index is adjusted daily based on the "momentum signals" ("Momentum Signals"). In addition, the Underlying Indices use momentum, volatility and carry indicators ("Signals") to determine "exposure direction" (i.e., whether the applicable Underlying Index will take a long or short position). The investment thesis for each of the Momentum Signals and Signals assumes that such momentum, volatility and carry indicators are useful to predict the performance of the HSIE3EDG Index and whether the daily percentage change of the indices tracked by the Underlying Indices will be positive or negative, respectively. However, there can be no guarantee that any momentum, volatility and carry indicators will be reliable predictors of either the HSIE3EDG Index performance or the direction of the daily percentage change of the market measures tracked by the Underlying Indices.

The weighting between the Equity Sub-Index and the Treasury Sub-Index may not be suitable for all market conditions or objectives; the weighting may diverge significantly between rebalancings.

The Base Index assigns a weight of 40% to the Equity Sub-Index and a weight of 60% to the HSBC Dynamic US 10Y Treasury Index (the "Treasury Sub-Index") as of each monthly rebalancing. The choice of weights may not be appropriate for all market conditions or objectives. For example, it is possible that a different choice of weights may lead to a better investment outcome for the investor under different market conditions. Additionally, if one Underlying Index outperforms the other Sub-Index between the monthly rebalancing days, the respective weighting of the Sub-Indices within the Base Index may diverge significantly from the 40% and 60% target levels.

The lower performance of one Sub-Index may offset increases in the other Sub-Index.

At a time when the value of one Underlying Index increases, the value of the other Underlying Index may not increase as much or may even decline. This may offset the potentially positive effect of the performance of the former Underlying Index on the performance of the Base Index and, therefore, the HSIE3EDG Index and the ADV3D Index. Because the Underlying Indices are not equally weighted, changes in the lower weighted Underlying Index may be offset by smaller changes in the more heavily weighted Underlying Index.

Accordingly, it is possible that the level of the Base Index may decline even if the value of one Underlying Index rises, because of the offsetting effect of a decline in the other Underlying Index .

No ownership rights in any bonds or component stocks or any rights in any bond futures contracts or equity index futures contracts.

Owners of any structured product investment linked to the ADV3D Index will not have rights that holders of the bond futures contracts or equity index futures contracts tracked by the Underlying Indices or holders of any related sovereign bonds or component stocks. Structured product investments linked to the HSIE3EDG Index will be paid in cash, and you will have no right to receive any payment or delivery in respect of any bond futures contracts or equity index futures contracts tracked by the Underlying Indices or any sovereign bonds or component stocks.

Structured product investments linked to the ADV3D Index do not offer direct exposure to the performance of U.S. equities or U.S. Treasury bonds.

The Underlying Indices track the performance of rolling futures indices. These indices do not track the spot prices of any component stocks or U.S. Treasury bonds and, instead, track the prices of futures contracts. The price of futures contract reflects the expected level of the underlying asset in the future rather than its current level. A variety of factors can lead to a disparity between the expected future price of an underlying asset and the spot price at a given point in time, such as interest charges incurred to finance the purchase of the underlying asset, expectations concerning supply and demand for the underlying asset, and the volatility of the underlying asset.

Risk Factors & Disclaimers

The price movements of a futures contract are typically correlated with the movements of the spot price of the underlying asset, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, structured product investments linked to the ADV3D Index may underperform a similar investment that is linked to U.S. equities and U.S. treasuries rather than futures contracts on U.S. equities and U.S. treasuries.

Higher futures prices of the futures contracts underlying the indices tracked by the Underlying Indices relative to the current prices of those contracts may affect the level of the indices and, therefore, the value of the Underlying Indices, Base Index, the HSIE3EDG Index and the ADV3D Index and the value of any structured product investment linked to the ADV3D Index.

As the futures contracts that compose an index tracked by an Underlying Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative "roll yield." Contango markets could adversely affect the level of the applicable index and thus the value of the Underlying Indices, Base Index, the HSIE3EDG Index and the ADV3D Index and the value of any structured product investment linked to the ADV3D Index.

The Underlying Indices are excess return indices, not total return indices.

The Underlying Indices are excess return indices not total return indices. With respect to an index comprised of futures contracts, an "excess return" index reflects the "price yield" generated by a change in the price of the futures contract comprising the index and the "roll yield" that is generated when the first expiring futures contract is rolled into the second expiring futures contract, but it does not include interest earned on collateral that a hypothetical investor must provide to secure its performance under the futures contract. By contrast, a "total return" index, reflects interest earned on a hypothetical fully collateralized contract position, in addition to the price yield and the roll yield. Similarly, the calculation of the Underlying Indices only considers the change in the level of any component index and does not consider any interest earned on any "uninvested" funds or other synthetic cash flows.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of any structured product investment linked to the ADV3D Index.

Futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures markets typically have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits," and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a specified period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the levels of the Underlying Indices and, therefore, could adversely affect the performance of the Base Index, the HSIE3EDG Index and the ADV3D Index.

HSBC may adjust the ADV3D Index, the HSIE3EDG Index or the Base Index in ways that adversely affect holder's interests in any structured product investment linked to the ADV3D Index.

HSBC is the index sponsor for the ADV3D Index, the HSIE3EDG Index and the Base Index. As the index sponsor, HSBC will make determinations with respect to each of the ADV3D Index, the HSIE3EDG Index and the Base Index, including whether a disruption event has occurred and whether to use an alternate method of calculation if a disruption event has occurred, and have the discretion to modify the methodology for each of the ADV3D Index, the HSIE3EDG Index and/or the Base Index or to suspend or cancel any or all of the ADV3D Index, HSIE3EDG Index and/or the Base Index. HSBC has no obligation to consider the interests of any holders of any structured product investment linked to the ADV3D Index in making any determinations as index sponsor. There can be no assurance that any determination made by HSBC in its capacity as index sponsor will not have an adverse effect on the level of the ADV3D Index, the HSIE3EDG Index or the Base Index and, therefore, the return on any structured product investment linked to the ADV3D Index.

Each of the ADV3D Index, HSIE3EDG Index, the Base Index and the Underlying Indices were recently launched and have limited operating history.

The ADV3D Index was launched on February 19, 2026 and each of the HSIE3EDG Index, the Base Index and each Underlying Index was launched on November 8, 2024, and therefore each has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the ADV3D Index, which may make it more difficult for you to evaluate the historical performance of the ADV3D Index and make an informed investment decision than would be the case if each of the ADV3D Index, the HSIE3EDG Index, the Base Index and each Underlying Index had a longer trading history.

Hypothetical back-tested performance prior to the respective launch date of the ADV3D Index, the HSIE3EDG Index, the Base Index and each Underlying Index provided in this document refers to simulated performance data created by applying each index's respective calculation methodology to historical or simulated levels of their respective constituents (which themselves may be based on applying the applicable constituent's calculation methodology to historical or simulated levels of its respective constituents). Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, that is, with the benefit of being able to evaluate how the methodology would have caused the index to perform had it existed during the hypothetical back-test period. It is impossible to predict whether the ADV3D Index will rise or fall. Accordingly, the actual performance of the ADV3D Index may differ significantly from the back-tested information, and if the ADV3D Index is shown to have generally appreciated over the hypothetical back-test period, that may not therefore be an accurate or reliable indication of any fundamental aspect of the ADV3D Index methodology. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the ADV3D Index prior to February 19, 2026, and the HSIE3EDG Index, the Base Index and each Underlying Index prior to November 8, 2024, cannot fully reflect the actual results that would have occurred had each of the ADV3D Index, HSIE3EDG Index, the Base Index and each Underlying Index actually been calculated during that period, and should not be relied upon as an indication of the ADV3D Index's future performance. A longer history of actual performance could be helpful in providing more reliable information on which to assess the ADV3D Index.

MerQube administers, calculates and publishes the ADV3D Index, the HSIE3EDG Index and the Base Index and sponsors, administers, calculates and publishes the Underlying Indices.

MerQube Inc., MerQube UK Limited and any subsidiaries and affiliates ("MerQube") have the authority to determine whether certain events affecting the ADV3D Index, the HSIE3EDG Index, the Base Index or the Underlying Indices have occurred including, but not limited to, events affecting the measures referenced in the calculation of the indices.

Potential investors in any financial instrument of which the ADV3D Index is an underlying need to be aware that any determination or calculation made by MerQube may affect the level of the ADV3D Index, the HSIE3EDG Index, the Base Index or the Underlying Indices, as applicable, and, as appropriate, the performance of any instruments linked to the performance of the ADV3D Index. MerQube has no obligation to consider the interest of investors in any such instruments when making any determination or calculation. Such discretion in the decisions taken by MerQube (in the absence of manifest or proven error) are binding on all investors and holders of such instruments.

HSBC USA Inc. and HSBC Bank Plc (together, "HSBC"), are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. These activities may be in conflict with the interests of investors of debt obligations or certificates of deposit issued by members of the HSBC Group.

Important Disclaimer Information

This brochure is for informational purposes only and intended to provide a general overview of the ADV3D Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment

and other relevant information.

Investing in financial instruments linked to the ADV3D Index is not equivalent to a direct investment in any part of the ADV3D Index. Investments linked to the ADV3D Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This brochure contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this brochure. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this brochure or in options, futures or other derivatives based thereon. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations or certificates of deposit. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank Plc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling 212-525-8010.

MerQube

MerQube Inc., MerQube UK Limited and any subsidiaries and affiliates ("MerQube") is the administrator and calculation agent of the ADV3D Index. The financial instruments that are based on the ADV3D Index are not sponsored, endorsed, promoted or sold by MerQube in any way and MerQube makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the ADV3D Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the ADV3D Index. MerQube does not guarantee the accuracy and/or the completeness of the ADV3D Index and shall not have any liability for any errors or omissions with respect thereto. MerQube reserves the right to change the methods of calculation or publication and MerQube shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the ADV3D Index. MerQube shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the ADV3D Index.

Use of Simulated Returns

The ADV3D Index was launched on February 19, 2026 and each of the HSIE3EDG Index, the Base Index and each Underlying Index was launched on November 8, 2024 and therefore each has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the ADV3D Index, which may make it difficult for you to evaluate the historical performance of the ADV3D Index and make an informed investment decision than would be the case if the ADV3D Index, the HSIE3EDG Index, the Base Index and each Underlying Index had a longer trading history.

Hypothetical back-tested performance prior to the respective launch of the ADV3D Index, HSIE3EDG Index, the Base Index and each Underlying Index provided in this brochure refers to simulated performance data created by applying each of the ADV3D Index, HSIE3EDG Index, the Base Index and each Underlying Index's calculation methodologies to historical prices of the underlying constituents. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the ADV3D Index prior to February 19, 2026 cannot fully reflect the actual results that would have occurred had the ADV3D Index actually been calculated during that period, and should not be relied upon as an indication of the ADV3D Index's future performance. Because of the lack of actual historical performance data, your investment in any structured investment linked to the ADV3D Index may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

This material has been prepared by a member of the sales and trading department of HSBC Securities (USA) Inc. ("HSI"), HSBC Bank USA, N.A. ("HBUS"), and/or their affiliates (individually and collectively, "HSBC"). This material has not been prepared by HSBC's research department. This material has been approved for publication in the United States by HSI, which is regulated by The Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ('SEC"), and/or HBUS, which is regulated by the SEC, the Office of the Comptroller of the Currency ("OCC"), the U.S. Commodity Futures Trading Commission ("CFTC") and the National Futures Association, as a provisionally registered swap dealer and registered security-based swap dealer. This material is intended for your sole use and is not for general distribution; you may not distribute it further without the consent of HSBC.

This material is for informational purposes only and does not constitute an offer or commitment, or a solicitation of an offer or commitment, to enter into or conclude any transaction or to purchase or sell any financial instrument.

The sales and trading department of HSBC is engaged in selling and trading and may make markets in securities or derivatives to which this material relates or is relevant. Accordingly, you should assume that this material is not independent of HSBC's proprietary interests. HSBC trades, and will continue to trade, the securities covered in this material on a discretionary basis on behalf of certain clients. Such trading may be contrary to, or entered into in advance of the release of, this material. Any opinions in this material are the opinions of the author and may be changed at any time without notice. Opinions expressed in this material may differ from the opinions expressed by other divisions of HSBC, including its research department and corresponding research reports. Any information contained in this material is not and should not be regarded as investment research, debt research, or derivatives research for the purposes of the rules of the Financial Conduct Authority, the SEC, FINRA, the CFTC or any other relevant regulatory body. As part of the sales or trading desk, the author may have consulted with the trading desk while preparing this material and such trading desk may have accumulated positions in the financial instruments or related derivatives products that are the subject of this material.

This material is intended for institutional investors and/or institutional accounts as defined in FINRA Rule 4512(c) and 2210(a)(4) and satisfying the suitability requirements in FINRA Rule 2111, or for eligible contract participants as defined in Section 1a(18) of the Commodity Exchange Act, and is not subject to all of the independence and disclosure standards applicable to research reports prepared for retail investors.

Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits of, as well as the legal, tax, regulatory and accounting characteristics and consequences of, the transaction. This material does not constitute investment advice. To the extent permitted by law, HSBC does not accept any liability arising from the use of this communication.

This material may contain information regarding structured products which involve derivatives. Do not invest in a structured product unless you fully understand and are willing to assume the risks associated with the product. Products described in this material may not be principal protected. Any products stating principal protection apply only if they are held by the investor until maturity. If you close out the trade prior to maturity, you may lose your principal.

The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. Unless governing law permits otherwise, the recipient of this document must contact a HSBC affiliate in its home jurisdiction if it wishes to use HSBC services in effecting a transaction in any investment mentioned in this document. The information contained herein is derived from sources believed to be reliable, but such information is not independently verified. HSBC makes no representation or warranty (express or implied) of any nature nor does it accept responsibility of any kind with respect to the completeness or accuracy of any information, projection, representation or warranty (expressed or implied) in, or omitted from, this material. No liability is accepted whatsoever for any direct, indirect or consequential loss arising from the use of
this material.

This material does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. If you are considering entering into a securities or derivatives transaction or would like additional information, please contact your local sales or trading representative.

HSI is a member of FINRA, NYSE, and SIPC.

HBUS is the principal subsidiary of HSBC USA Inc., an indirect, wholly-owned subsidiary of HSBC North America Holdings Inc., one of the twenty largest banking holding companies in the United States. HSBC Bank USA, N.A. is a member of the FDIC.

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